SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-l(a) AND AMENDMENTS THERETO FILED PURSUANT

TO RULE 13d-2(a)

(Amendment No. 3)*

BeiGene, Ltd.

(Name of Issuer)

Ordinary Shares, par value $0.0001 per share

(Title of Class of Securities)

07725L102**

(CUSIP number)

Alexandra A. Toohey

Chief Financial Officer

Baker Bros. Advisors LP

860 Washington Street, 3rd Floor

New York, NY 10014

(212) 339-5690

(Name, address and telephone number of person authorized to receive notices and communications)

January 17, 2018

(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  ☐.

(Continued on the following pages)

(Page 1 of 11 Pages)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

**This CUSIP applies to the American Depositary Shares, each representing thirteen Ordinary Shares

CUSIP No. 07725L102	Page 2 of 11 Pages

1.	NAMES OF REPORTING PERSONS Baker Bros. Advisors LP

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☐

3.	SEC USE ONLY
4.	SOURCE OF FUNDS* OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER: 155,477,734 (1)
	8.	SHARED VOTING POWER: 0
	9.	SOLE DISPOSITIVE POWER: 155,477,734 (1)
	10.	SHARED DISPOSITIVE POWER: 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 155,477,734 (1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 22.4% (2)
14.	TYPE OF REPORTING PERSON* IA, PN

(1) Includes 75,782,577 of the Ordinary Shares reported as beneficially owned that are beneficially owned through American Depositary Shares (“ADS”). Each ADS represents 13 Ordinary Shares of the Issuer.

(2) Based on 686,307,080 Ordinary Shares that will be outstanding following the offering plus 6,435,650 Ordinary Shares issued in the form of ADS pursuant to an option granted to the underwriters as reported in the Issuer’s Prospectus filed with the Securities and Exchange Commission (‘SEC’) on January 18, 2018.

CUSIP No. 07725L102	Page 3 of 11 Pages

1.	NAMES OF REPORTING PERSONS Baker Bros. Advisors (GP) LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☐

3.	SEC USE ONLY
4.	SOURCE OF FUNDS* OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER: 155,477,734 (1)
	8.	SHARED VOTING POWER: 0
	9.	SOLE DISPOSITIVE POWER: 155,477,734 (1)
	10.	SHARED DISPOSITIVE POWER: 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 155,477,734 (1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 22.4% (2)
14.	TYPE OF REPORTING PERSON* HC, OO

(1) Includes 75,782,577 of the Ordinary Shares reported as beneficially owned that are beneficially owned through ADS. Each ADS represents 13 Ordinary Shares of the Issuer.

(2) Based on 686,307,080 Ordinary Shares that will be outstanding following the offering plus 6,435,650 Ordinary Shares issued in the form of ADS pursuant to an option granted to the underwriters as reported in the Issuer’s Prospectus filed with the SEC on January 18, 2018.

CUSIP No 07725L102	Page 4 of 11 Pages

1.	NAMES OF REPORTING PERSONS Felix J. Baker

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☐

3.	SEC USE ONLY
4.	SOURCE OF FUNDS* OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER: 155,484,836 (1)
	8.	SHARED VOTING POWER:
	9.	SOLE DISPOSITIVE POWER: 155,484,836 (1)
	10.	SHARED DISPOSITIVE POWER:

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 155,484,836 (1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 22.4% (2)
14.	TYPE OF REPORTING PERSON* IN, HC

(1) Includes 75,782,577 of the Ordinary Shares reported as beneficially owned that are beneficially owned through ADS. Each ADS represents 13 Ordinary Shares of the Issuer.

(2) Based on 686,307,080 Ordinary Shares that will be outstanding following the offering plus 6,435,650 Ordinary Shares issued in the form of ADS pursuant to an option granted to the underwriters as reported in the Issuer’s Prospectus filed with the SEC on January 18, 2018.

CUSIP No. 07725L102	Page 5 of 11 Pages

1.	NAMES OF REPORTING PERSONS Julian C. Baker

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☐

3.	SEC USE ONLY
4.	SOURCE OF FUNDS* OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER: 155,484,836 (1)
	8.	SHARED VOTING POWER
	9.	SOLE DISPOSITIVE POWER: 155,484,836 (1)
	10.	SHARED DISPOSITIVE POWER:

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 155,484,836 (1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 22.4% (2)
14.	TYPE OF REPORTING PERSON* IN, HC

(1) Includes 75,782,577 of the Ordinary Shares reported as beneficially owned that are beneficially owned through ADS. Each ADS represents 13 Ordinary Shares of the Issuer.

(2) Based on 686,307,080 Ordinary Shares that will be outstanding following the offering plus 6,435,650 Ordinary Shares issued in the form of ADS pursuant to an option granted to the underwriters as reported in the Issuer’s Prospectus filed with the SEC on January 18, 2018.

CUSIP No. 07725L102	Page 6 of 11 Pages

1.	NAMES OF REPORTING PERSONS FBB3 LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☐

3.	SEC USE ONLY
4.	SOURCE OF FUNDS* OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER: 43,069
	8.	SHARED VOTING POWER: 0
	9.	SOLE DISPOSITIVE POWER: 43,069
	10.	SHARED DISPOSITIVE POWER: 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 43,069
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (1)
14.	TYPE OF REPORTING PERSON* OO

(1) The percentage of ownership is less than 0.1%, based on 686,307,080 Ordinary Shares that will be outstanding following the offering plus 6,435,650 Ordinary Shares issued in the form of ADS pursuant to an option granted to the underwriters as reported in the Issuer’s Prospectus filed with the SEC on January 18, 2018.

Amendment No. 3

This Amendment No. 3 to Schedule 13D amends and supplements the previously filed Schedules 13D filed by Baker Bros. Advisors LP (the "Adviser"), Baker Bros. Advisors (GP) LLC (the "Adviser GP"), Julian C. Baker and Felix J. Baker. Except as supplemented herein, such statements, as heretofore amended and supplemented, remain in full force and effect.

The Adviser GP is the sole general partner of the Adviser. Pursuant to the management agreements, as amended, among the Adviser, Baker Brothers Life Sciences, L.P. (“Life Sciences”) and 667, L.P. (“667”, and together with Life Sciences, the “Funds”), and their respective general partners, the Funds’ respective general partners relinquished to the Adviser all discretion and authority with respect to the investment and voting power of securities held by the Funds, and thus the Adviser has complete and unlimited discretion and authority with respect to the Funds’ investments and voting power over investments.

Item 2.	Identity and Background.

(a) The Reporting Persons are:

1.	The Adviser
2.	The Adviser GP
3.	Felix J. Baker
4.	Julian C. Baker
5.	FBB3 LLC ("FBB3")

(b) The business address of each of the Reporting Persons is:

c/o Baker Bros. Advisors LP

860 Washington Street, 3rd Floor

New York, NY 10014

(212) 339-5690

(c) The Adviser is an entity engaged in investment activities, and the Adviser GP is in the business of acting as its general partner and, through the Adviser, investment activities. The principal business of each of Julian C. Baker and Felix J. Baker is to serve as a managing member of the Adviser GP. The principal business of FBB3 is to engage in investment activities.  Julian C. Baker and Felix J. Baker are the sole managers of FBB3 and by policy they do not transact in or vote the securities of the Issuer held by FBB3.

(d) and (e) During the past five years, none of the Reporting Persons nor any of the Funds has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) The Adviser GP is a limited liability company organized under the laws of the State of Delaware. The Adviser is a limited partnership organized under the laws of the State of Delaware. FBB3 is a limited liability company organized under the laws of the state of Delaware. The citizenship of each of Julian C. Baker and Felix J. Baker is the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 of Schedule 13D is supplemented and amended, as the case may be, as follows:

The disclosure regarding the purchases in Item 4 below is incorporated herein by reference.

Item 4.	Purpose of the Transaction.

Item 4 of Schedule 13D is supplemented and amended, as the case may be, as follows:

On January 17, 2018, BeiGene Ltd. (“the Issuer”) entered into an underwriting agreement (the “Underwriting Agreement”) with Goldman, Sachs & Co., Morgan Stanley & Co. LLC, Cowen and Company, LLC and Leerink Partners LLC, as representatives of the several underwriters listed on Schedule I thereto (the “Underwriters”), related to a public offering (the “Offering”) of 7,425,750 American Depositary Shares (“ADS”) of the Issuer’s at a price to the public of $101.00 per ADS. Each ADS represents 13 ordinary shares of the Issuer (“Ordinary Shares”). In addition, the Issuer granted the Underwriters an option exercisable for 30 days from the date of the Underwriting Agreement to purchase, at the public offering price less any underwriting discounts and commissions, up to an additional 495,050 ADS to cover overallotments, if any. The Offering is expected to close on January 22, 2018.

Pursuant to the Offering, on January 18, 2018, 667 and Life Sciences purchased 335,050 and 1,645,148 ADS of the Issuer, respectively, at the offering price of $101.00 per share, totaling 1,980,198 shares in the aggregate. Each of 667 and Life Sciences purchased ADS of the Issuer’s with their working capital.

The Funds hold securities of the Issuer for investment purposes. The Reporting Persons or their affiliates may purchase additional securities or dispose of securities in varying amounts and at varying times depending upon the Reporting Persons’ continuing assessments of pertinent factors, including the availability of shares of common stock or other securities for purchase at particular price levels, the business prospects of the Issuer, other business investment opportunities, economic conditions, stock market conditions, money market conditions, the attitudes and actions of the Board and management of the Issuer, the availability and nature of opportunities to dispose of securities of the Issuer and other plans and requirements of the particular entities. The Reporting Persons may discuss items of mutual interest with the Issuer, which could include items in subparagraphs (a) through (j) of Schedule 13D.

Depending upon their assessments of the above factors, the Reporting Persons or their affiliates may change their present intentions as stated above and they may assess whether to make suggestions to the management of the Issuer regarding financing, and whether to acquire additional securities of the Issuer (by means of open market purchases, privately negotiated purchases, or otherwise) or to dispose of some or all of the securities of the Issuer under their control.

Except as otherwise disclosed herein, at the present time, the Reporting Persons do not have any plans or proposals with respect to any extraordinary corporate transaction involving the Issuer including, without limitation, those matters described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

ITEM 5.	Interest in Securities of the Issuer.

(a) and (b) Items 7 through 11 and 13 of each of the cover pages of this Amendment No. 3 are incorporated herein by reference.

The information set forth in Item 4 is hereby incorporated by reference into this Item 5.

Set forth below is the aggregate number of Ordinary Shares of the Issuer directly held and owned through ADS directly held by the Funds and the percentage of the Issuer’s outstanding Ordinary Shares such holdings represent. Each ADS represents 13 Ordinary Shares of the Issuer. The information set forth below is based upon 686,307,080 Ordinary Shares that will be outstanding following the offering plus 6,435,650 Ordinary Shares issued in the form of ADS pursuant to an option granted to the underwriters as reported in the Issuer’s Prospectus filed with the SEC on January 18, 2018. Such percentage figures are calculated in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended.

Name	Number of Ordinary Shares we own or have the right to acquire within 60 days	Percent of Class Outstanding
667, L.P.	15,737,460	2.3%
Baker Brothers Life Sciences, L.P.	139,740,274	20.1%
Total	155,477,734	22.4%

Michael Goller and Ranjeev Krishana, employees of the Adviser, have served on the Board of Directors of the Issuer (the “Board”) since April 21, 2015 and October 7, 2014, respectively. Prior to serving on the Board, Michael Goller was a Board observer. Michael Goller and Ranjeev Krishana currently serve on the Board as representatives of the Funds. Michael Goller and Ranjeev Krishana each hold 199,992 options to purchase ordinary shares of the Issuer (“Stock Options”) received in connection with their service on the Board. These Stock Options vest in 3 equal annual installments beginning on April 19, 2017 (“Grant Date”) and shall become exercisable in full on the date of the third annual meeting of shareholders following the Grant Date. The policy of the Funds and the Adviser does not permit principals or employees of the Adviser to receive compensation for serving as directors of the Issuer, and the Funds are instead entitled to the pecuniary interest in any compensation received for their service.

The Adviser GP, Felix J. Baker and Julian C. Baker as principals of the Adviser GP, and the Adviser may be deemed to be beneficial owners of securities of the Issuer directly held by the Funds, and may be deemed to have the power to vote or direct the vote of and the power to dispose or direct the disposition of such securities.

The Reporting Persons disclaim beneficial ownership of the securities held by each of the Funds, and this Amendment No. 3 shall not be deemed an admission that the Reporting Persons are the beneficial owners of such securities for purposes of Section 13(d) or for any other purpose, except to the extent that any such Reporting Persons actually exercises voting or dispositive power with respect to such securities.

(c) The information set forth in Item 4 is hereby incorporated by reference into this Item 5(c). Except as disclosed herein, none of the Reporting Persons or their affiliates has effected any other transactions in securities of the Issuer during the past 60 days.

(d) Certain securities of the Issuer are held directly by 667, a limited partnership the sole general partner of which is Baker Biotech Capital, L.P., a limited partnership the sole general partner of which is Baker Biotech Capital (GP), LLC. Julian C. Baker and Felix J. Baker are the controlling members of Baker Biotech Capital (GP), LLC.

Certain securities of the Issuer are held directly by Life Sciences, a limited partnership the sole general partner of which is Baker Brothers Life Sciences Capital, L.P., a limited partnership the sole general partner of which is Baker Brothers Life Sciences Capital (GP), LLC. Julian C. Baker and Felix J. Baker are the controlling members of Baker Brothers Life Sciences Capital (GP), LLC.

(e) Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

January 22, 2018

BAKER BROS. ADVISORS LP

By: Baker Bros. Advisors (GP) LLC, its general partner

By:	/s/ Scott L. Lessing
Name: Scott L. Lessing Title: President

BAKER BROS. ADVISORS (GP) LLC

By:	/s/ Scott L. Lessing
Name: Scott L. Lessing Title: President

/s/ Julian C. Baker
Julian C. Baker

/s/ Felix J. Baker
Felix J. Baker

FBB3 LLC

By:	/s/ Julian C. Baker
Name: Julian C. Baker Title: Manager